(a)(1) AUDITED COMBINED FINANCIAL STATEMENTS FOR THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION.



THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Combined Financial Statements
Fiscal Years 1999, 1998 and 1997

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of the Medical Imaging Business of Trex Medical Corporation:

We have audited the accompanying combined balance sheet of the Medical Imaging Business of Trex Medical Corporation (a Delaware corporation and 71%-owned subsidiary of ThermoTrex Corporation) and subsidiaries as of October 2, 1999 and October 3, 1998 and the related combined statements of operations, cash flows and parent company investment for each of the three years in the period ended October 2, 1999. These combined financial statements are the responsibility of the Medical Imaging Business of Trex Medical Corporation's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Medical Imaging Business of Trex Medical Corporation and subsidiaries as of October 2, 1999 and October 3, 1998 and the results of their operations and their cash flows for each of the three years in the period ended October 2, 1999 in conformity with accounting principles generally accepted in the United States.



Boston, Massachusetts
November 6, 2000

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Combined Balance Sheet
(in thousands)

                                                                                   JULY 1,     OCTOBER 2,  OCTOBER 3,
                                                                                    2000         1999        1998
                                                                                    ----         ----        ----
                                                                                (Unaudited)
ASSETS
Current Assets:
 Cash                                                                             $ 1,749     $  2,418    $  4,434
 Accounts receivable, less allowances of $3,556, $2,787 and $1,575                 29,263       38,258      59,426
 Inventories (Note 9)                                                              23,131       46,280      64,653
 Prepaid and refundable income taxes (Note 4)                                       5,132       19,546       6,136
 Other current assets                                                                   -        1,366       2,242
                                                                                  -------     --------    --------
                                                                                   59,275      107,868     136,891
                                                                                  -------     --------    --------
Property, Plant and Equipment, at cost, net (Note 8)                                6,986       13,229      16,473
                                                                                  -------     --------    --------
Cost in Excess of Net Assets of Acquired Companies (Notes 2 and 8)                 30,006       83,602      86,173
                                                                                  -------     --------    --------
                                                                                  $96,267     $204,699    $239,537
                                                                                  =======     ========    ========
LIABILITIES AND PARENT COMPANY INVESTMENT

Current Liabilities:
 Accounts payable                                                                 $12,748     $ 10,011    $ 17,222
 Current maturities of long-term obligations (Note 5)                                   -            -          19
 Accrued payroll and employee benefits                                              2,221        4,110       4,909
 Accrued warranty costs                                                             3,825        5,482       6,108
 Customer deposits                                                                  2,025        2,396       1,165
 Accrued commissions                                                                3,827        4,654       6,806
 Accrued restructuring costs (Note 8)                                               3,300        3,327           -
 Accrued income taxes, including $3,998 due to parent company in fiscal 1998            -            -       4,079
  (Notes 4 and 8)
 Other accrued expenses (Note 2)                                                    6,979       11,619       9,114
                                                                                  -------     --------    --------
                                                                                   34,925       41,599      49,422

Deferred Income Taxes (Note 4)                                                          -        1,382         853

Commitments and Contingencies (Notes 2, 6, and 7)

Parent Company Investment                                                          61,342      161,718     189,262
                                                                                  -------     --------    --------
                                                                                  $96,267     $204,699    $239,537
                                                                                  =======     ========    ========


                The accompanying notes are an integral part of
                     these combined financial statements.

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Combined Statement of Operations
(in thousands)

                                                         NINE MONTHS ENDED                         YEAR ENDED
                                                              JULY 1,        ------------------------------------------------------
                                                               2000          OCTOBER 2, 1999   OCTOBER 3, 1998   SEPTEMBER 27, 1997
                                                               ----          ---------------   ---------------   ------------------
                                                            (Unaudited)
Revenues (includes $1,882, $4,300, $3,650 and $11,427
 to affiliated companies; Note 7)                            $ 87,083            $173,737          $242,195           $229,294
                                                             --------            --------          --------           --------

Costs and Operating Expenses:
 Cost of revenues (includes $1,263, $2,671, $1,719 and
  $7,238 for revenues to affiliated companies; Notes 7
  and 8)                                                       89,518             131,737           137,769            139,062
 Selling, general, and administrative expenses (Note 7)        27,752              44,261            45,346             40,181
 Research and development expenses (Note 7)                     9,996              25,770            29,927             24,705
 Restructuring and other unusual costs (Note 8)                56,038               9,292                 -                  -
                                                             --------            --------          --------           --------

                                                              183,304             211,060           213,042            203,948
                                                             --------            --------          --------           --------

     Operating (loss) income                                  (96,221)            (37,323)           29,153             25,346

Interest Income                                                   304                 562             2,461              1,895

Other (Expense) Income, net                                       (38)                  -                 -                559
                                                             --------            --------          --------           --------

     (Loss) income before income taxes                        (95,955)            (36,761)           31,614             27,800

Income Tax (Provision) Benefit (Note 4)                        (3,897)             12,658           (12,109)           (12,790)
                                                             --------            --------          --------           --------

     Net (loss) income                                       $(99,852)           $(24,103)         $ 19,505           $ 15,010
                                                             ========            ========          ========           ========


                The accompanying notes are an integral part of
                     these combined financial statements.

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Combined Statement of Parent Company Investment
(in thounsands)

Balance at September 28, 1996                          $159,631
 Net income                                              15,010
 Net transfers to Parent                                (30,783)
                                                       --------

Balance at September 27, 1997                           143,858
 Net income                                              19,505
 Net transfers from Parent                               25,899
                                                       --------

Balance at October 3, 1998                              189,262
 Net loss                                               (24,103)
 Net transfers to Parent                                 (3,441)
                                                       --------

Balance at October 2, 1999                              161,718
 Net loss (unaudited)                                   (99,852)
 Net transfers to Parent (unaudited)                       (524)
                                                       --------

Balance at July 1, 2000 (unaudited)                    $ 61,342
                                                       ========

                The accompanying notes are an integral part of
                     these combined financial statements.

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Combined Statement of Cash Flow
(in thousands)

                                                                                               YEAR ENDED
                                                               JULY 1,   ------------------------------------------------------
                                                                2000     OCTOBER 2, 1999   OCTOBER 3, 1998   SEPTEMBER 27, 1997
                                                                ----     ---------------   ---------------   ------------------
                                                            (Unaudited)
Cash Flows from Operating Activities:
 Net (loss) income                                            $(99,852)         $(24,103)         $ 19,505             $ 15,010
 Adjustments to reconcile net (loss) income to net cash
  (used in) provided by operating activities-
  Depreciation and amortization                                  4,265             6,382             6,271                4,996
  Provision for losses on accounts receivable                    1,328             1,425               697                  170
  Gain on sale of fixed assets                                    (941)                -                 -                    -
  (Decrease) increase in deferred income taxes                    (418)              529               631                   52
  Noncash restructuring costs (Note 8)                          76,897             2,335                 -                    -
  Other noncash items (Note 8)                                       -            10,256              (276)                 (67)
  Changes in current accounts, excluding the effects of
   acquisitions-
   Accounts receivable                                           7,667            19,862           (15,349)             (15,840)
   Inventories                                                   3,149             7,699           (21,312)             (10,331)
   Other current assets                                         10,213           (12,088)           (1,260)                 470
   Accounts payable                                              2,737            (7,211)            3,385                1,302
   Other current liabilities                                    (6,774)           (1,065)           (4,707)               8,480
                                                              --------          --------          --------             --------

     Net cash (used in) provided by operating activities        (1,729)            4,021           (12,415)               4,242
                                                              --------          --------          --------             --------

Cash Flows from Investing Activities:
 Acquisitions, net of cash acquired (Note 2)                         -                 -            (7,528)                   -
 Purchases of property, plant and equipment                     (1,622)           (2,805)           (3,950)              (5,461)
 Proceeds from sale of property, plant and equipment             3,347               343               593                    -
 Other                                                            (141)              (80)              (48)                   -
                                                              --------          --------          --------             --------

     Net cash provided by (used in) investing activities         1,584            (2,542)          (10,933)              (5,461)
                                                              --------          --------          --------             --------

Cash Flows from Financing Activities:
 (Payments to) advances from Trex Medical                         (524)           (3,441)           25,899              (30,783)
 Repayment of short-term borrowings and capital lease                -               (19)              (19)                 (62)
  obligations
 Other                                                               -               (35)                -                    -
                                                              --------          --------          --------             --------

     Net cash (used in) provided by financing activities          (524)           (3,495)           25,880              (30,845)
                                                              --------          --------          --------             --------

     (Decrease) increase in cash                                  (669)           (2,016)            2,532              (32,064)

Cash at Beginning of Period                                      2,418             4,434             1,902               33,966
                                                              --------          --------          --------             --------

Cash at End of Period                                         $  1,749          $  2,418          $  4,434             $  1,902
                                                              ========          ========          ========             ========

Cash (Refunded) Paid for:
 Income taxes                                                 $ (7,217)         $  5,615          $ 17,634             $  8,304
                                                              ========          ========          ========             ========

Noncash Activities:
 Fair value of assets of acquired companies                 $        -         $       -          $  8,235             $      -
 Cash paid for acquired companies                                    -                 -            (7,174)                   -
                                                              --------          --------          --------             --------

     Liabilities assumed of acquired companies              $        -         $       -          $  1,061             $      -
                                                              ========          ========          ========             ========


                The accompanying notes are an integral part of
                      these combined financial statements

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


(1)  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Trex Medical Corporation (Trex Medical) operates in two segments: medical imaging and dental imaging. The medical imaging segment (the Company) designs, manufactures and markets mammography equipment, minimally invasive digital breast-biopsy systems and general-purpose and specialized medical X-ray equipment. The dental imaging segment designs, manufactures and markets dental X-ray systems.

On September 15, 2000, Trex Medical sold substantially all of the assets and liabilities of its medical imaging businesses (the Medical Imaging Business), which include all of Trex Medical's domestic operations related to its Medical Imaging business, to Hologic, Inc. (the Buyer) for $55,000,000, subject to adjustment as described below. The purchase price consists of $30,000,000 in cash and $25,000,000 in a three-year secured note. The purchase price of the assets was determined by the parties in arm's-length negotiations. The Asset Purchase and Sale Agreement provides that within 45 days of the closing date of the sale, Trex Medical will provide an unaudited statement of net working capital for the Medical Imaging Business as of the closing date. If the net working capital, as defined, is more than $23,537,000, the purchase price will be increased in an amount equal to the excess. Alternatively, if the net working capital is less than $23,537,000, the purchase price will be reduced by an amount equal to the deficit.

These combined financial statements reflect the financial position and results of operations and cash flows of Trex Medical's Medical Imaging Business.

RELATIONSHIP WITH THERMOTREX CORPORATION AND THERMO ELECTRON CORPORATION

Trex Medical was incorporated in September 1995 as a wholly-owned subsidiary of ThermoTrex Corporation (ThermoTrex). As of October 2, 1999, ThermoTrex owned 22,879,568 shares of Trex Medical common stock, representing 71% of such stock outstanding. As of that date, ThermoTrex was an 80%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of October 2, 1999, Thermo Electron owned 2,242,121 shares of Trex Medical common stock, representing 7% of such stock outstanding.

PRINCIPLES OF CONSOLIDATION

The accompanying combined financial statements include the accounts of Trex Medical's medical imaging segment and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. The dental imaging segment is excluded from these combined results.

FISCAL YEAR

The Company has adopted a fiscal year ending the Saturday nearest September 30. References to fiscal 1999, 1998 and 1997 are for the years ended October 2, 1999, October 3, 1998 and September 27, 1997, respectively. Fiscal 1999 and 1997 each included 52 weeks and 1998 included 53 weeks.

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


REVENUE RECOGNITION

The Company recognizes revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements. SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur at completion of installation and/or upon customer acceptance. SAB 101 requires that the Company conform its revenue recognition practices to the requirements therein in the first quarter of fiscal 2001 through recording a cumulative net of tax effect of the change in accounting. The Company has not yet completed the analysis to determine the effect that SAB 101 will have on its financial statements.

CONCENTRATION OF CREDIT RISK

The Company sells its products primarily to customers in the healthcare industry. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has, or will have, a significant negative impact on the Company.

STOCK-BASED COMPENSATION PLANS

The Company applies Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation plans (see Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised.

INCOME TAXES

In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

CASH

The historical financial statements presented include only cash balances on hand at each division that comprises the Medical Imaging Business.

INVENTORIES

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor and manufacturing overhead. The components of inventories are as follows (in thousands):

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements

                                     JULY 1,         OCTOBER 2,       OCTOBER 3,
                                      2000              1999             1998
                                      ----              ----             ----
                                  (Unaudited)
Raw materials and supplies          $13,322           $20,404          $28,676
Work in process                       4,238            13,774           16,889
Finished goods                        5,571            12,102           19,088
                                    -------           -------          -------
                                    $23,131           $46,280          $64,653
                                    =======           =======          =======

The Company periodically reviews the quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

PROPERTY, PLANT AND EQUIPMENT

The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization principally using the straight-line method over the estimated useful lives of the property as follows: buildings, 31.5 years; machinery and equipment, three to eight years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant and equipment consists of the following (in thousands):

                                     JULY 1,         OCTOBER 2,       OCTOBER 3,
                                      2000              1999             1998
                                      ----              ----             ----
                                  (Unaudited)
Land                                $ 1,000           $ 1,299          $ 1,299
Buildings                             2,728             4,631            4,213
Leasehold improvements                2,114             1,630            3,421
Machinery and equipment              14,001            17,976           17,295
                                    -------           -------          -------
                                     19,843            25,536           26,228

Less--Accumulated depreciation
 and amortization                    12,857            12,307            9,755
                                    -------           -------          -------
                                    $ 6,986           $13,229          $16,473
                                    =======           =======          =======

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


Cost in Excess of Net Assets of Acquired Companies

The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods of 15 to 40 years. Accumulated amortization was $11,141,000 and $8,466,000 at fiscal year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

In September 2000, in connection with the plan to sell the Company, the Company recorded a charge of $50,000,000 to reduce costs in excess of net assets of acquired companies (see Note 9).

COMPREHENSIVE INCOME

During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, Reporting Comprehensive Income. This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. As the Company has no other comprehensive items, net income (loss) is equal to comprehensive income (loss) for all periods presented.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

UNAUDITED INTERIM RESULTS

The interim combined financial statements presented have been prepared by the Company without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the combined financial position at July 1, 2000 and the results of operations and cash flows for the nine-month period ended July 1, 2000. Interim results are not necessarily indicative of results for a full year.

PRESENTATION

Certain amounts in fiscal 1998 and 1997 have been reclassified to conform to the presentation in the fiscal 1999 combined financial statements.

(2)  ACQUISITIONS

In October 1997, the Company's XRE Corporation subsidiary acquired substantially all of the assets of Digitec Corporation for $7,176,000 in cash, subject to certain liabilities. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $7,531,000, which

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


is being amortized over 15 years. Digitec is a manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures.

This acquisition has been accounted for using the purchase method of accounting, and the results of operations have been included in the accompanying combined financial statements from the date of acquisition. Allocation of the purchase price for this acquisition was based on estimates of the fair value of the net assets acquired.

In connection with a previous acquisition, the Company has undertaken a restructuring of the acquired business. In connection with these restructuring activities, which are accounted for in accordance with the requirements of Emerging Issues Task Force Pronouncement (EITF) No. 95-3, as part of the cost of the acquisition, the Company established reserves as detailed below. In accordance with the requirements of EITF 95-3, the Company finalized its restructuring plans no later than one year from the date of acquisition.

Accrued acquisition expenses are included in other accrued expenses in the accompanying combined balance sheet and reflect severance benefits. A summary of the changes in accrued acquisition expenses follows:

                                       Total
                                   (In thousands)

Balance at September 28, 1996          $ 579
Usage                                   (290)
                                       -----

Balance at September 27, 1997            289
Usage                                   (289)
                                       -----

Balance at October 3, 1998             $
                                       =====

As part of the cost of ThermoTrex's 1992 acquisition of Lorad (a division of the Company), a reserve was established for legal fees and other costs associated with a patent infringement suit that existed prior to the acquisition. The balance of this reserve was approximately $1,100,000 at fiscal year-end 1999 and 1998 and is included in other accrued expenses in the accompanying combined balance sheet. This suit was brought by Fischer Imaging Corporation, alleging that Lorad infringes a Fischer patent on a precision mammographic needle-biopsy system. In connection with the organization of Trex Medical, ThermoTrex agreed to indemnify Trex Medical for any and all cash damages under this lawsuit, with respect to sales occurring prior to October 16, 1995, the date Lorad was transferred to Trex Medical. Any payments received under such indemnity would be treated as a contribution to shareholders' investment. A second patent infringement lawsuit with respect to Lorad's breast-biopsy system was filed by Fischer in April 1998. These lawsuits have been combined into a single lawsuit. An unsuccessful resolution of

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


this matter could have a material adverse effect on the Company's future results of operations and financial position.

(3)  EMPLOYEE BENEFIT PLANS

STOCK OPTION PLANS

The Company has stock-based compensation plans for its key employees, directors and others that permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of Trex Medical's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares or performance-based shares. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of Trex Medical to repurchase shares issued upon exercise of the options at the exercise price upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to 12 years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of Trex Medical's common stock on the date of grant. To date, all options have been granted at fair market value. Trex Medical also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by Trex Medical's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to Trex Medical's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and ThermoTrex.

In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Trex Medical common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by Trex Medical.

In June 1999, Trex Medical awarded 112,900 shares of restricted Trex Medical common stock to certain key employees. The shares had an aggregate value of $635,000 and vest three years from the date of award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying combined balance sheet (included within Parent Company Investment) and is amortizing such amount over the vesting period. At fiscal year-end 1999, 3,500 of these shares have been forfeited.

EMPLOYEE STOCK PURCHASE PROGRAM

Substantially all of the Company's full-time employees are eligible to participate in an employee

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements



stock purchase program sponsored by Trex Medical and Thermo Electron. Prior to November 1, 1997, the program was sponsored by ThermoTrex and Thermo Electron. Under this program, shares of Trex Medical and Thermo Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased are subject to a one-year resale restriction. Prior to November 1, 1998, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

PRO FORMA STOCK-BASED COMPENSATION EXPENSE

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under Trex Medical's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income (loss) would have been as follows (in thousands):

                                 1999              1998             1997
                                 ----              ----             ----
Net (Loss) Income-
As reported                   $(24,103)          $19,505          $15,010
Pro forma                      (25,253)           18,501           14,407

Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

The weighted average fair value per share of options granted was $2.80, $4.96, and $7.88 in fiscal 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                 1999              1998             1997
                                 ----              ----             ----
Volatility                        30%               28%               26%
Risk-free interest rate          5.4%              5.5%              6.5%
Expected life of              5.1 years         5.1 years         8.5 years
 options

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(K) SAVINGS PLAN

The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. The Company contributed and charged to expense for this plan $1,469,000, $1,340,000, and $1,080,000 in fiscal 1999,
1998, and 1997, respectively.

(4)  INCOME TAXES

The components of the income tax (provision) benefit are as follows:

                                  1999              1998              1997
                                  ----              ----              ----
                                               (in thousands)
Currently Refundable
 (Payable)-
Federal                         $ 7,504          $ (9,640)         $ (9,913)
State                              (304)           (2,588)           (2,677)
                                -------          --------          --------

                                  7,200           (12,228)          (12,590)
                                -------          --------          --------

Net Prepaid (Deferred)-
Federal                           5,111                92              (172)
State                               347                27               (28)
                                -------          --------          --------

                                  5,458               119              (200)
                                -------          --------          --------

                                $12,658          $(12,109)         $(12,790)
                                =======          ========          ========

The Company receives a tax deduction upon exercise of nonqualified stock options by its employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $1,000,000 and $982,000 of such benefits that have been allocated to capital in excess of par value (included within Parent Company Investment) in fiscal 1998 and 1997, respectively.

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


The income tax (provision) benefit in the accompanying combined statement of operations differs from the (provision) benefit calculated by applying the statutory federal income tax rate of 35% to income (loss) before income taxes due to the following:

                                     1999              1998              1997
                                     ----              ----              ----
                                   ---------------(in thousands)---------------
Income Tax (Provision)             $12,579          $(10,947)         $ (9,612)
 Benefit at Statutory Rate
Increases (Decreases)
 Resulting from-
State income taxes, net of           1,802            (1,665)           (1,758)
 federal tax
Amortization of cost in               (558)             (566)             (541)
 excess of net assets of
 acquired companies
Research and development               750               972                 -
 tax credits
Increase in valuation               (1,802)                -                 -
 allowance
Other, net                            (113)               97              (879)
                                   -------          --------          --------
                                   $12,658          $(12,109)         $(12,790)
                                   =======          ========          ========

Prepaid and deferred income taxes in the accompanying combined balance sheet consist of the following:

                                           1999             1998
                                           ----             ----
                                              (in thousands)
Prepaid Income Taxes-
Inventory basis difference               $ 6,194           $2,215
Reserves and accruals                      5,209            3,648
Net operating loss carryforward            1,802                -
Accrued compensation                         480              273
                                         -------           ------

                                          13,685            6,136

Less--Valuation allowance                  1,802                -
                                         -------           ------

                                         $11,883           $6,136
                                         =======           ======

Deferred Income Taxes-
Depreciation and amortization            $ 1,382           $  853
                                         =======           ======

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


The valuation allowance at fiscal year-end 1999 relates to state net operating loss carryforwards. The utilization of such losses is subject to various limitations. The valuation allowance increased primarily due to losses in fiscal 1999 that were not benefited. As of October 2, 1999, the Company had approximately $35,000,000 of state loss carryforwards.

(5)  LONG-TERM OBLIGATIONS

At fiscal year-end 1998, the Company had other borrowings and capital lease obligations outstanding of $19,000, due in fiscal 2000.

(6)  COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying combined statement of operations includes expenses from operating leases of $2,477,000, $2,573,000 and $2,894,000 in fiscal 1999, 1998 and 1997, respectively. Future minimum payments due under noncancelable operating leases at October 2, 1999 are $1,784,000 in fiscal 2000; $1,784,000 in fiscal 2001; $1,784,000 in fiscal 2002; $1,784,000 in fiscal 2003;
$1,784,000 in fiscal 2004 and $8,886,000 in fiscal 2005 and thereafter. Total future minimum lease payments are $17,806,000.

During fiscal 1999, the Company entered into certain purchase commitments aggregating $5,535,000, of which $820,000 is payable in calendar 1999, $3,080,000 in calendar 2000 and $1,635,000 in calendar 2001.

CONTINGENCIES

In October 1998, a former employee filed a lawsuit against Trex Medical alleging theft of trade secrets related to the high-transmission cellular (HTC)(TM) grid, a component for some of the Company's mammography systems.

See Note 2 for a discussion of certain other litigation.

The Company intends to vigorously defend itself against these lawsuits. However, given the inherent uncertainties of dispute resolutions, management cannot predict the outcome of these matters. An unfavorable outcome of one or more of these matters could have a material adverse effect on the Company's future results of operations and financial condition.

(7)  RELATED-PARTY TRANSACTIONS

CORPORATE SERVICES AGREEMENT

Trex Medical and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services,

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


for which Trex Medical currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996, Trex Medical paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged its allocable portion of the fee in the amount of $1,390,000, $1,938,000 and $2,293,000 in fiscal 1999, 1998 and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by Trex Medical or upon Trex Medical's withdrawal from the Thermo Electron Corporate Charter (which defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

RELATED-PARTY REVENUES

ThermoLase Corporation (ThermoLase), a majority-owned subsidiary of ThermoTrex, engaged the Company to design and manufacture the laser used in ThermoLase's laser-based hair-removal system. During fiscal 1999, 1998 and 1997, the Company recorded $3,414,000, $2,902,000 and $11,390,000, respectively, of revenue under this arrangement. As a result of ThermoLase exiting the hair-removal business, the Company does not expect future sales to ThermoLase.

Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermo Electron, the Company manufactures an X-ray source, pursuant to written purchase orders, that is used as a component in a fill-measuring device produced by Thermedics Detection, Inc. During fiscal 1999, 1998 and 1997, the Company recorded $43,000, $406,000 and $37,000, respectively, of revenues under this arrangement.

Trex Medical's Trophy dental imaging subsidiary purchases X-ray equipment from the Company's Lorad division. These sales totaled $803,000 and $342,000 for the years ended 1999 and 1998, respectively.

VENDOR AGREEMENT

During 1995, the Company placed an order with Thermo Electron's wholly-owned Tecomet division for $2,500,000 for the design and production of high-transmission cellular grids, which were received through fiscal 1999. During fiscal 1999, 1998 and 1997, the Company purchased high-transmission cellular grids valued at $1,352,000, $486,000 and $678,000, respectively, from Tecomet under this arrangement. During fiscal 1998, the Company purchased additional grids from Tecomet for $311,000 under other arrangements.

RESEARCH AND DEVELOPMENT AGREEMENT

In October 1995, Trex Medical and ThermoTrex entered into a license agreement under which the Company undertook to fund approximately $6.0 million of ThermoTrex's research and development efforts related to direct-detection digital imaging technology in certain medical imaging fields. In fiscal 1998 and 1997, the Company recorded $2,200,000 and $2,000,000,

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


respectively, of expense under this agreement, which concluded in fiscal 1998. In fiscal 1999, the Company paid $500,000 to ThermoTrex for certain research and development efforts related to digital mammography technology.

(8)  RESTRUCTURING AND RELATED COSTS

During fiscal 1999, the Company experienced a decline in business due to the loss of an original equipment manufacturer customer, lower demand for its products resulting from a decline in the radiographic market, and a decline in sales of cardiac catheterization systems. In response, the Company initiated certain restructuring activities in fiscal 1999, including consolidation of manufacturing facilities and headcount reductions to achieve material cost improvements and focus on cost efficiencies, as described below. Certain of these actions commenced in February 1999, while most commenced in May 1999. The Company intends to complete implementation of its restructuring plans during fiscal 2000.

During fiscal 1999, the Company recorded $23,197,000 of restructuring and related costs, including restructuring costs of $9,292,000 and inventory and warranty provisions of $13,905,000. The restructuring costs are primarily in connection with the consolidation of the Company's Bennett X-Ray Corporation and Continental X-Ray Corporation facilities into the Company's Danbury, Connecticut, and Littleton, Massachusetts, sites. Restructuring costs of $9,292,000 include $2,249,000 for facility-closing costs, net of assumed sublease income; $2,001,000 to write off leasehold improvements at facilities to be closed and to write down fixed assets to their estimated disposal value; $2,350,000 for severance for 308 employees across all functions, 162 of whom were terminated in fiscal 1999; $1,299,000 of costs that related to the consolidation and relocation of facilities, which were recorded in the period in which they were incurred; $1,059,000 for retention bonuses that were earned and $334,000 for the loss on the sale of a business.

The inventory and warranty charge of $13,905,000, which is included in cost of revenues in the accompanying combined statement of operations, includes $10,222,000 to establish inventory provisions and $1,057,000 to terminate purchase commitments for products that have become obsolete due to planned product changes or excess as a result of the recent decline in demand. The largest component of the inventory charge was recorded as a result of the August 1999 decision by the United States Food and Drug Administration (FDA) to deny the Company's 510(k) filing for its digital mammography system and resulting design changes expected to be made to the system. Provisions resulting from other planned product and technology changes, as well as decreased sales of certain products at the Company's Lorad division, are also principal components of the inventory charge. The warranty charge of $2,626,000 represents estimated costs to address certain product warranty issues including costs associated with corrective actions to be taken with respect to certain previously sold mammography products.

During the first nine months of fiscal 2000, the Company recorded restructuring charges of $4,080,000 for costs related to the consolidation and relocation of facilities and retention bonuses. Costs related to the consolidation and relocation of facilities are recorded as incurred. Retention costs are recorded ratably over the period through which employees must work to qualify for a payment. The Company expects to record approximately $1,590,000 of additional restructuring and unusual items, including $750,000 during the remainder of fiscal 2000 and

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


$840,000 during the first half of fiscal 2001. These charges represent estimated costs for certain employee retention agreements related to the proposed sale of the Company.

A summary of the changes in accrued restructuring costs is as follows (in thousands):

                                                         FACILITY-CLOSING
                                          SEVERANCE           COSTS             OTHER(1)           TOTAL
                                          ---------           -----             --------           -----
Balance at October 3, 1998              $       -             $    -           $     -           $     -
Provision charged to expense(2)             2,349              2,250             2,358             6,957
Usage                                      (1,751)                 -            (1,879)           (3,630)
                                          -------             ------           -------           -------

Balance at October 2, 1999                    598              2,250               479             3,327
Provision charged to expense                  239                411             3,430             4,080
 (unaudited)
Usage (unaudited)                            (837)              (361)           (2,909)           (4,107)
                                          -------             ------           -------           -------

Balance at July 1, 2000
 (unaudited)                              $     -             $2,300           $ 1,000           $ 3,300
                                          =======             ======           =======           =======

--------------------
1 Includes provisions in fiscal 1999 of $1.3 million for facilities-consolidation costs incurred during the period and $1.1 million for retention bonuses.
2 Reflects restructuring costs of $7.0 million recorded by the medical imaging segment. Excludes medical imaging segment charges of $2.6 million for warranty provisions, $1.1 million for termination of purchase commitments and $10.2 million for noncash inventory provisions, all of which were included in cost of revenues; and other noncash charges of $2.0 million for an asset write-down and $0.3 million for the loss on the sale of a business.


The aggregate future cash expenditures for restructuring will include amounts accrued at July 1, 2000, as well as the $1,590,000 of future costs that are expected to be incurred over the next 12 months. These amounts total
$5.0 million, of which the Company expects to pay $0.4 million during the remainder of fiscal 2000, $3.0 million during fiscal 2001, and the balance primarily over the term of facility leases expiring through 2005.

In November 1999, the Company sold the operating facility of its Continental X-ray subsidiary for $3,119,000 in cash, resulting in a gain of $941,000, which is included in restructuring costs and unusual item, net, in the accompanying combined statement of operations for the nine-month period ended July 2000.

In connection with the plan to sell the Company, Trex Medical expected to sell its principal domestic and foreign operating units individually, due to the absence of a prospective buyer for Trex Medical in its entirety. As a result, during the third quarter of fiscal 2000, the Company

THE MEDICAL IMAGING BUSINESS OF TREX MEDICAL CORPORATION

Notes to Combined Financial Statements


recorded a charge of $80.1 million to write down the carrying amounts of the businesses to their estimated disposal value. The charge includes four components: cost in excess of net assets of acquired companies of $50.0 million; inventory provisions of $20.0 million; a deferred tax asset of $7.1 million and property, plant, and equipment of $3.0 million. The inventory provisions were recorded as a component of cost of revenues, and the establishment of a valuation allowance for the deferred tax asset was recorded as a component of income tax provision. The remaining charges were recorded as restructuring and other unusual costs. As a result of the sale transaction discussed in Note 1, Trex Medical will record a charge related to the difference between the sales proceeds and the net parent company investment.

(9)  SIGNIFICANT CUSTOMERS, BUSINESS SEGMENTS AND GEOGRAPHICAL INFORMATION

Sales of medical imaging products to one customer accounted for 19% of the Company's total revenues in fiscal 1999. Sales of medical imaging products to another customer accounted for 15% and 17% of the Company's total revenues in fiscal 1998 and 1997, respectively. This customer was acquired by another corporation in September 1998 and, in the fourth quarter of fiscal 1998, agreed to pay the Company a one-time fee of $4.7 million in lieu of purchasing products for which it was contractually obligated, which was recorded as revenue in the accompanying fiscal 1998 combined statement of operations. The Company did not have sales to the customer after fiscal 1998.

The Company's businesses operate in one segment: medical imaging. The medical imaging segment designs, manufactures and markets mammography equipment, minimally invasive digital breast-biopsy systems, and general-purpose and specialized medical X-ray equipment. All revenues of the medical imaging segment are derived domestically based on location of the selling entity.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable and current maturity of long-term obligations. The carrying amounts of these financial instruments approximate fair value due to their short-term nature.

(a)(2) UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS.


                                 HOLOGIC, INC.
        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 25, 1999
                  AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                            HISTORICAL
                                            ---------------------------------------
                                                                      TREX MEDICAL          PRO FORMA                PRO FORMA
                                               HOLOGIC, INC.          CORPORATION          ADJUSTMENTS               COMBINED
                                            ------------------     ----------------     ----------------        -----------------
Revenues                                          $84,140               $173,737                                     $257,877

Costs and Expenses
            Cost of product sales                  50,333                131,737               4,460   B              188,884
                                                                                               2,009   F
                                                                                                 345   G

            Research and development               12,664                 25,770                                       38,434
            Selling, general and
            administrative                         30,621                 44,261               1,976   A               79,246
                                                                                               2,388   B

            Charge for in process R&D                                                          5,000   E                    -
                                                                                              (5,000)  I
            Restructuring and other
            costs                                       -                  9,292                                        9,292
                                                  -------               --------            --------                 --------
Total costs and expenses                           93,618                211,060              11,178                  315,856

Loss from operations                               (9,478)               (37,323)            (11,178)                 (57,979)

            Other income (expense)                  3,656                    562                                         (477)
                                                                                              (2,875)  C
                                                                                              (1,820)  D

Loss before benefit for income taxes               (5,822)               (36,761)            (15,873)                 (58,456)

            Benfit for income taxes                 2,075                 12,658               5,556   H               20,289
                                                  -------               --------            --------                 --------

Net loss                                          $(3,747)              $(24,103)           $(10,317)                $(38,167)
                                                  =======               ========            ========                 ========

Net loss per share (Basic and Diluted)            $ (0.27)                                                           $  (2.74)

Weighted Average Shares Outstanding
 (Basic and Diluted)                               13,950                                                              13,950

                                 HOLOGIC, INC.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

              For the nine months ended July 1, 2000 (Unaudited)

                  Amounts in thousands, except per share data

                                                              Historical
                                                  ----------------------------------
                                                                        Trex Medical      Pro Forma            Pro Forma
                                                  Hologic, Inc.          Corporation     Adjustments           Combined
                                                  ------------          ------------     -----------           --------
Revenues                                              $ 66,629              $ 87,083                          $ 153,712

Costs and Expenses
     Cost of product sales                              40,531                89,518             259  M         130,308
     Research and development                           12,626                 9,996                             22,622
     Selling, general and administrative                28,154                27,752           1,482  J          57,388
     Restructuring and other costs                           -                56,038                             56,038
                                                      --------              --------         -------          ---------
Total costs and expenses                                81,311               183,304           1,741            266,356

Income (loss) from operations                          (14,682)              (96,221)         (1,741)          (112,644)

     Other income (expense), net                         2,685                   266          (2,156) K            (328)
                                                                                              (1,123) L

Income (loss) before provision for income taxes        (11,997)              (95,955)         (5,020)          (112,972)

     Benefit (provision) for income taxes                4,300                (3,897)          1,757  N           2,160
                                                      --------              --------         -------          ---------

Net income loss                                       $ (7,697)             $(99,852)        $(3,263)         $(110,812)
                                                      ========              ========         =======          =========

Net loss per share (Basic and Diluted)                $  (0.50)                                               $   (7.24)

Weighted Average Shares Outstanding (Basic
 and Diluted)                                           15,302                                                   15,302

                                 HOLOGIC, INC.

             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                        As of July 1, 2000 (Unaudited)

                  Amounts in thousands, except per share data

                                                              Historical
                                                  ----------------------------------
                                                                        Trex Medical      Pro Forma            Pro Forma
                                                  Hologic, Inc.          Corporation     Adjustments           Combined
                                                  ------------          ------------     -----------           --------
CURRENT ASSETS
       Cash & Cash equivalents                        $ 34,098              $  1,749        $ (1,749)  R      $   4,098
                                                                                             (30,000)  S
       Short term investments                           15,033                     -                             15,033
       Accounts receivable, net                         26,240                29,263          (1,463)  P         54,040
       Inventories                                      21,733                23,131             (25)  P         47,528
                                                                                               2,689   Q
       Prepaid expenses and other                        2,814                 5,132             (93)  P          7,853
       current assets
                                                      --------              --------         -------          ---------
TOTAL CURRENT ASSETS                                    99,918                59,275         (30,641)           128,552

       PP&E, net                                        51,859                 6,986           3,451   Q         62,296
       Other assets, net                                18,829                                                   18,829
       Devloped technology and                                                                11,800   O         11,800
       Know-how
       Assembled workforce                                                                     3,000   O          3,000
       Goodwill and other                                                                      2,942   O          2,942
       intangibles, net
       Cost in excess of Net                                 -                30,006         (30,006)  R              -
       Assets of Acquired
       Companies
                                                      --------              --------         -------          ---------
                                                        70,688                36,992          (8,813)            98,867

TOTAL ASSETS                                          $170,606              $ 96,267        $(39,454)         $ 227,419
                                                      ========              ========         =======          =========

CURRENT LIABILITIES
       Line of credit                                      411                                                      411
       Accounts payable                                  6,842                12,748              45   P         19,635
       Accrued expenses                                  9,970                20,152           5,222   P         38,813
                                                                                               1,000   S
                                                                                               2,469   U
       Deferred revenue                                 10,767                 2,025                             12,792
                                                      --------              --------         -------          ---------
TOTAL CURRENT LIABILITIES                               27,990                34,925           8,736             71,651

       Note payable                                          -                     -          25,000   S         25,000

STOCKHOLDERS' EQUITY
       Parent Company investment                                              61,342         (61,342)  R              -
       Common stock                                        154                                                      154
       Capital in excess of par value                  109,985                                                  109,985
       Retained Earnings (deficit)                      34,744                                                   22,896
                                                                                              (6,848)  P
                                                                                              (5,000)  T
       Cumulative translation adjustment                (1,803)                                                  (1,803)
       Treasury stock                                     (464)                                                    (464)
                                                      --------              --------         -------          ---------
TOTAL STOCKHOLDERS' EQUITY                             142,616                61,342         (73,190)           130,768
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY              $170,606              $ 96,267        $(39,454)         $ 227,419
                                                      ========              ========         =======          =========

                                 HOLOGIC, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On September 15, 2000, pursuant to an Asset Purchase and Sale Agreement between Hologic, Inc. (Hologic) and Trex Medical Systems Corporation (Trex Medical) (the Purchase Agreement), dated August 13, 2000, Hologic acquired the U.S. business assets of Trex Medical in exchange for $30 million in cash and a note in the amount of $25 million. The note has a term of three years, bears interest at a rate of 11.5% per annum and requires the full amount of principal be repaid on September 13, 2003. The note is secured by a mortgage on Hologic's principal office in Bedford, Massachusetts as well as the facility in Danbury, Connecticut, which was acquired from Trex Medical.

Trex Medical manufactures X-ray mammography systems used in the detection and diagnosis of breast cancer. Trex Medical business activities also include that of mobile X-ray systems, X-ray systems for non destructive testing, specialized medical X-ray imaging equipment for cardiac catheterization laboratories, digital radiographic / fluoroscopic (R/F) systems, electrophysiology products and general radiography products. Hologic intends to substantially continue the conduct of the business operations of Trex Medical as conducted prior to the acquisition.

The aggregate purchase price for Trex Medical was approximately $56,000,000 of which $30,000,000 was paid in cash, $25,000,000 is payable under a note and approximately $1,000,000 relates to acquisition related fees and expenses. The purchase price is subject to an adjustment based upon the working capital position of the business as of September 15, 2000. The Trex Medical acquisition has been accounted for as a purchase in accordance with Accounting Principles Board (APB) Opinion No. 16 and accordingly, the purchase price has been allocated to the assets and liabilities of Trex Medical based on their fair value.

As part of the purchase price allocation, all intangible assets that are a part of the acquisition were identified and valued. It was determined that technology assets and assembled workforce had value. As a result of this identification and valuation process, the Company allocated approximately $5 million of the purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows related to the incomplete research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and the research and development in progress had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date.

At the acquisition date, Trex Medical was conducting design, development, engineering and testing activities associated with the completion of several R&D projects related to its Mammography and General Radiography-R/F lines of business. Mammography-related projects included development efforts on a full-field digital mammography system, Lorad M-V, the I-650 platform to replace the Lorad Elite, and a second-generation mobile x-ray system. Projects related to the Radiography and R/F division included the next-generation R/F 3000i, second-generation mobile x-ray system, and the TouchView user-interface and System HUB R&D efforts.

At the acquisition date, the Mammography technologies under development were approximately 46% percent complete based on engineering man-month data and technological progress. The Radiography and R/F projects in progress were approximately 60% complete. Trex Medical had spent approximately $5.7 million on the in-process projects, and expected to spend approximately $5.1 million to complete all phases of the R&D. Anticipated completion dates ranged from 6 to 18 months, at which times the Company expects to begin benefiting from the developed technologies.

In making its purchase price allocation, management considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions, as well as project risks. The value assigned to purchased in-process technology was determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. The revenue projection used to value the in-process research and development was based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors. The resulting net cash flows from such projects are based on management's estimates of cost of sales, operating expenses, and income taxes from such projects.

Aggregate revenues for Trex Medical technologies were estimated to grow at a compounded annual growth rate of approximately 17 percent for the five years following the acquisition, assuming the successful completion and market acceptance of the major R&D programs. The estimated revenues for the in-process projects were expected to peak approximately in fiscal 2006 and then decline as other new products and technologies are expected to enter the market.

The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the developmental projects, a discount rate of 25 percent was used for the in-process R&D. The discount rate utilized was higher than the Company's weighted average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that are unknown at this time.

If these projects are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods. Additionally, the value of other acquired intangible assets may become impaired.

As a result of the identification and valuation of intangibles acquired , the Company also allocated approximately $11,800,000 and $3,000,000 to developed technology and assembled workforce, respectively. Developed technology represents patented and unpatented technology and know-how related to the Trex X-ray mammography, breast biopsy and radiography systems. Developed technology is expected to be amortized over a period of 10 years. Assembled workforce is the presence of a skilled workforce that is knowledgeable about company procedures and possesses expertise in certain fields that are important to continued profitability and growth of a company. Assembled workforce is expected to be amortized over a period of 5 years.

The excess of the purchase price over the fair value of identifiable intangible net assets of approximately $3,000,000 will be allocated to goodwill. Unidentifiable intangible assets are expected to be amortized over a period of 15 years.

In connection with the allocation of the purchase price to the acquired assets and assumed liabilities of Trex Medical based on their estimated fair value, Management determined that the balance of certain reserves and accruals at the closing date were not sufficient to cover the estimated economic exposure. Therefore, the Company has increased the balance of the applicable reserves and accruals to reflect Management's estimated economic exposure through charges to earnings in the period after acquisition in accordance with the guidance provided under Staff Accounting Bulletin No. 100 (SAB 100), Restructuring and Impairment. As a result, in the period the acquisition occurred, the Company recorded pre-tax charges totaling $6.8 million to increase the reserve for bad debts, warranty accruals and other liabilities.

Also, in conjunction with the acquisition, the Company committed to dispose of the acquired Trexnet product line. Trex Medical had existing obligations under contractual agreements with customers related to this product line which were assumed by the Company in the acquisition. The Company has begun to solicit offers on this product line from likely buyers. Based on the current level of interest and interaction with potential buyers, the Company has estimated that it will likely be required to pay a buyer approximately $2.5 million in order to transfer these obligations, along with the assets and other liabilities associated with that product line. Such amount has been accrued as part of the purchase price allocation.

Based on the timing of the closing of the transaction, the finalization of the integration plans, resolution of the pending purchase price adjustment with Trex Medical and other factors, the final purchase adjustments may differ materially from those presented in the pro forma financial information. The effect of the adjustments on the results of operations will depend on the nature and amount of assets or liabilities adjusted.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Note 1. Basis of Presentation

The unaudited pro forma combined condensed statement of operations for the year ended September 25, 1999 and the nine months ended July 1, 2000 and gives effect to the acquisition as if the transaction had occurred at the beginning of the fiscal 1999. The unaudited pro forma combined consolidated condensed balance sheet as of July 1, 2000 gives effect to the acquisition as if it had occurred on July 1, 2000. The estimated purchase price of the acquisition is $56,000,000, which is composed of $30,000,000 in cash; the issuance of a note to Trex Medical in the amount of $25,000,000 and $1,000,000 in acquisition related fees and expenses. Below is a table of the estimated purchase price allocation as of July 1, 2000. The purchase price allocation is subject to the resolution of the pending purchase price adjustment with Trex Medical and further change based on final valuations and appraisals.

The pro forma results of operations are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Trex Medical occurred at the beginning of fiscal 1999.

Purchase price allocation as of July 1, 2000:

Tangible net assets acquired, at fair value        $33,258

In-process research and development                  5,000

Developed Technology &know how                      11,800

Assembled workforce                                  3,000

Goodwill and other intangibles                       2,942

                                                   -------
Total                                              $56,000
                                                   -------


Note 2. Pro Forma Adjustments

Adjustments to record the acquisition of Trex Medical as if it had happened at
-------------------------------------------------------------------------------
the beginning of the year ended September 25, 1999:
--------------------------------------------------

(A) Gives effect to amortization of developed technology & know-how for fiscal 1999.    $ 1,180,000
Gives effect to amortization of assembled workforce for fiscal 1999                     $   600,000
Gives effect to amortization of goodwill and other intangibles for fiscal 1999          $   196,000
                                                                                        -----------
                                                                                        $ 1,976,000

(B) To record charges related to increases in acquired reserves and accruals
      to management's estimate of economic exposure                                     $ 6,848,000

(C) Gives effect to additional interest expense as if the $25,000,000 note payable
      to Trex Medical had been outstanding since the beginning of fiscal 1999           $ 2,875,000

(D) Gives effect to a reduction in interest income related to the utilization of
      $30,000,000 in cash for the acquisition at the beginning of fiscal 1999           $ 1,820,000

(E) To record write off of in-process research and development costs                    $ 5,000,000

(F) To record impact of fair market value write-up of acquired inventory
      subsequently sold                                                                 $ 2,009,000

(G) To reflect depreciation on the fair value step-up of property, plant and equipment assuming an average life of 10 years since the beginning of fiscal
      1999                                                                              $   345,000

(H) To reflect the income tax effect of the pro forma adjustments for fiscal 1999
      assuming a 35% effective tax rate                                                 $ 5,556,000

(I) As required by Article 11 of Regulation S-X, the unaudited pro forma combined condensed statements of operations excludes material non-recurring charges which result directly from the acquisition and which will be recorded within twelve months following the acquisition. Thus, the write off of in-process research and
      development is reversed.                                                          $ 5,000,000

(J) Gives effect to amortization of developed technology & know-how for
      fiscal 1999                                                                       $   885,000
Gives effect to amortization of assembled workforce for fiscal 1999                     $   450,000
Gives effect to amortization of goodwill and other intangibles for fiscal 1999          $   147,000
                                                                                        -----------
                                                                                        $ 1,482,000

(K) Gives effect to additional interest expense as if the $25,000,000 note payable to Trex Medical had been outstanding for the nine-month period
      ended July 1, 2000                                                                $ 2,156,000

(L) Gives effect to a reduction in interest income related to the utilization of
      $30,000,000 in cash for the acquisition for the nine-month period
      ended July 1, 2000                                                                $ 1,123,000

(M) To reflect depreciation on the fair value step-up of property, plant and equipment assuming an average life of 10 years for the nine-month period
      ended July 1, 2000                                                                $   259,000

(N) To reflect the income tax effect of the pro forma adjustments for
      the nine-month period ended July 1, 2000 assuming a 35%effective tax rate         $ 1,757,000

Adjustments to record the acquisition of Trex Medical on July 1, 2000 unaudited
-------------------------------------------------------------------------------
pro forma combined condensed balance sheet:
------------------------------------------

(O) To record developed technology & know-how                                           $11,800,000
 To record assembled workforce                                                          $ 3,000,000
 To record goodwill and other intangibles                                               $ 2,942,000
                                                                                        -----------
                                                                                        $17,742,000

(P) To increase the balance of acquired reserves and accruals to
      Management's estimate of economic exposure                                        $ 6,848,000

(Q) To state acquired property, plant and equipment and inventories at their estimated fair market value:
                           PP&E                                                         $ 3,451,000
                           Inventory                                                    $ 2,689,000

(R) Elimination of assets and liabilities not assumed in the acquisition                $29,587,000


(S) To record purchase price, including cash paid and issuance of the note, and
      accrue estimated acquisition related fees and expenses                            $56,000,000

(T) To record write-off of in-process research and development costs                    $ 5,000,000

(U) To record a reserve related to disposition of the TrexNet product line
      and related obligations                                                           $ 2,469,000